SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               DRYCLEAN USA, Inc.
                                    Formerly

                                 Metro-Tel Corp.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, par value $0.25
                          -----------------------------
                         (Title of Class of Securities)

                                   262432-10-7
                                   -----------
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                  212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 13, 2000
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

                  William K. Steiner
--------------------------------------------------------------------------------

Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]
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SEC Use Only
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Source of Funds (See Instructions)                        PF
--------------------------------------------------------------------------------

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
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Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                  2,290,977
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               8.       Shared Voting Power                        0
Reporting             ----------------------------------------------------------
Person With
                      9.       Sole Dispositive Power             2,290,977
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power                   0

--------------------------------------------------------------------------------
Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,290,977
--------------------------------------------------------------------------------

Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                             (See Instructions) [X]

--------------------------------------------------------------------------------
Percent of Class Represented by Amount in Row (11)   33.0%

--------------------------------------------------------------------------------

Type of Reporting Person (See Instructions)    IN

Except as to Items 1, 3, 5 and 7, no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by William K. Steiner in respect of such Items.

ITEM 1.      SECURITY AND ISSUER

This statement relates to the Common Stock of DRYCLEAN USA, Inc., formerly named Metro-Tel Corp. (the "Issuer" or the "Company"). The Issuer changed its name to DRYCLEAN USA, Inc. effective November 7, 1999. The Issuer's executive offices are located at 290 N.E. 68 Street, Miami, Florida 33138.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Agreement of Merger among the Issuer, Metro-Tel Acquisition Corp. (a wholly-owned subsidiary of the Issuer), Steiner-Atlantic Corp. ("Steiner"), the Reporting Person and Michael S. Steiner ("Merger Agreement"), on November 1, 1998, the Reporting Person received 13.90561 shares of Common Stock of the Issuer for each share of common stock of Steiner owned by the Reporting Person. As a result, the Reporting Person received 2,360,477 shares of Common Stock of the Issuer. The Reporting Person used personal funds for the prior purchase of 10,000 shares and all subsequent purchases of shares of the Issuer's Common Stock.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

The following information is as at January 15, 2000:

(a)(i) Amount Beneficially Owned: 2,290,977. Excludes 2,260,577 (32.5% of the Issuer's outstanding) shares of Common Stock owned by Michael Steiner, the Reporting Person's son who does not reside in the Reporting Person's household and, as to which shares, the Reporting Person disclaims beneficial ownership.

         (ii)     Percent of Class:  33.0%.

Percent of Class is based on 6,945,000 shares of the Issuer's Common Stock outstanding on January 15, 2000.

(b)      Number of shares to which such person has:

(i)   sole power to vote or to direct the vote -2,290,977
(ii)  shared power to vote or to direct the vote - 0
(iii) sole  power  to  dispose  or to  direct  the  disposition  of -
       2,290,977
(iv)  shared power to dispose or to direct the disposition of - 0

(c) The following is a schedule of the transactions of the Reporting Person in the Issuer's capital stock since the November 1, 1998 date of the event which required the initial filing of this Statement:

  Date of              Number of Shares
  -------              ----------------
 Transaction        Acquired   Disposed of     Price     Nature of Transaction
 -----------        -------    ------------    -----     ---------------------

   05/20/99      4,000                        $1.875    Open Market Purchase
   05/28/99      2,500                        $1.875    Open Market Purchase
   05/28/99      3,500                        $1.90625  Open Market Purchase
   08/19/99        500                        $2.125    Open Market Purchase
   09/09/99        500                        $2.125    Open Market Purchase
  09/13//99        500                        $2.125    Open Market Purchase
   09/14/99      1,000                        $2.000    Open Market Purchase
   09/16/99      1,000                        $2.125    Open Market Purchase
   09/23/99      5,500                        $2.125    Open Market Purchase
   11/10/99      1,000                        $2.625    Open Market Purchase
   11/10/99        500                        $2.50     Open Market Purchase
   01/13/00                   100,000         $1.25     Private Sale

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)      Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Merger Agreement (1)
Exhibit 2 - Engagement Letter between the Issuer and Slusser Associates, Inc.(1)
Exhibit 3 - Investment Letter dated January 13, 2000 from RAM Capital Management
            Trust to the Issuer and the Reporting Person. (2)

--------------------------
(1)      Previously filed with the initial filing of this Schedule.
(2)      Filed with this Amendment No. 1.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2000

                                                        /s/ William K. Steiner
                                                        ----------------------
                                                            William K. Steiner